AB 3/13

RECEIVED SECURITIES A Was.

2014 FEB 28 AM 11:31

SEC / MR

14047302

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 48635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Brokerage, Inc.
US discount brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E. Kossuth St.
(No. and Street)

Columbus	OH	43206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jac Tomasello — 614-448-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/8/14

OATH OR AFFIRMATION

I, Jac Tomasello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Brokerage, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF OHIO
STACEY A. GREFF
Notary Public, State of Ohio
My Commission Expires
January 9, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
DECEMBER 31, 2013

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
US Brokerage, Inc.
Columbus, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of US Brokerage, Inc. which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Brokerage, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

February 26, 2014

U.S. BROKERAGE, INC.
Statement of Financial Condition
December 31, 2013

ASSETS

Assets:	
Cash	$ 138,144
Deposits with clearing organizations	50,224
Accounts receivable - trade	4,743
Accounts receivable - related parties	155,055
Equipment and furniture, net	5,722
Deposit	2,435
TOTAL ASSETS	$ 356,323

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable - trade	$ 446
Accounts payable - commissions	52,548
Accrued wages	11,500
Accrued taxes	2,463
Distributions payable	39,716
Total Liabilities	106,673
Stockholders' Equity:	
Capital stock 8,000 shares authorized, issued and outstanding, no par value	17,332
Additional paid-in capital	156,067
Retained earnings	76,251
Total Stockholders' Equity	249,650
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 356,323

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Net Income
Year Ended December 31, 2013

Revenues - commissions and fees	$ 1,190,176
Less:	
Clearing and execution costs and fees	101,217
Commissions expense	635,450
Net revenues	453,509
Operating expenses	299,190
Loss from operations	154,319
Other income	
Interest Income	512
Other Income	-
	512
Income before taxes	154,831
City income taxes	2,463
NET INCOME	**$ 152,368**

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2013

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - beginning of year	$ 17,332	$ 156,067	$ 24,452	$ 197,851
Current year net income	-	-	152,368	152,368
Distributions paid	-	-	(100,569)	(100,569)
Balance - end of year	$ 17,332	$ 156,067	$ 76,251	$ 249,650

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net income	$ 152,368
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	2,168
(Increase) decrease in:	
Deposits with clearing organizations	(126)
Accounts receivable - trade	3,153
Accounts receivable - related parties	(29,503)
Prepaid rent	1,219
Deposit	(1,268)
Increase (decrease) in:	
Accounts payable - trade	446
Accounts payable - commissions	8,835
Accrued wages	(350)
Accrured taxes	2,463
Distributions payable	2,351
Net Cash Provided by Operating Activities	141,756
Cash Flows from Financing Activities:	
Distributions to shareholders	(100,569)
Net Increase in Cash	41,187
Cash at beginning of year	96,957
Cash at end of year	$ 138,144

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Notes to Financial Statements
December 31, 2013

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits totaling $50,224 at December 31, 2013 represent interest bearing accounts held by a clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from stockholders totaling $155,055 at December 31, 2013. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE E – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The Company incurred a net income of $126 from these transactions during the year ended December 31, 2013.

At December 31, 2013, the Company had no marketable securities available for sale.

NOTE F – EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $2,169 for the year ended December 31, 2013. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 54,944
Less: Accumulated Depreciation	49,222
Net Equipment & Furniture	$ 5,722

NOTE G – LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a three-year operating lease expiring in May, 2016.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2013:

Year	Amount
2014	$ 10,800
2015	10,800
2016	4,500
	$ 26,100

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $86,438, which was $36,438 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 1.23 to 1.

NOTE I – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

Management of the Company has reviewed and evaluated subsequent events through February 26, 2014 for possible inclusion in the financial statements for the year ended December 31, 2013. No items were identified for inclusion. The date of February 26. 2014 is the date at which the financial statements were available for issue.

SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
Year Ended December 31, 2013

Administrative wages	$ 183,057
Payroll taxes	13,821
Hospitalization	7,177
Rent and utilities	11,432
Registration fees	27,443
Taxes	200
Audit and accounting fees	10,600
Office expense	7,988
Telephone	5,115
Postage and delivery	579
Miscellaneous expense	2,934
Insurance	24,209
Continuing professional education	1,080
Depreciation	2,169
Computer and internet expenses	13
Professional consulting fees	1,373
TOTAL OPERATING EXPENSES	$ 299,190

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2013

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2013 financial statements	$ 249,650
Less: Nonallowable assets	
Accounts receivable - related parties	155,055
Equipment and furniture, net	5,722
Prepaid rent and deposit	2,435
NET CAPITAL	$ 86,438
COMPUTATION OF AGGREGATE INDEBTEDNESS	$ 106,673
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 7,115
MINIMUM REQUIRED NET CAPITAL	$ 50,000
EXCESS NET CAPITAL	$ 36,438
EXCESS NET CAPITAL AT 1000%	$ 75,771
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.23 to 1

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Supplementary Information
For Year Ended December 31, 2013

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. and Southwest Securities, Inc. during the year ended December 31, 2013 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. and Southwest Securities, Inc. for possession of customer funds and as custodians for all customer securities on a fully disclosed basis during the year ended December 31, 2013. Accordingly, U.S. Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2013, disclosed the following difference in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$ 130,641
Adjustments Due to Year-End Audit Entries	
Distributions Payable	(291)
Accounts Receivable – Related Parties	(29,503)
Accounts Payable	(446)
Accrued Income Taxes	(2,463)
Accrued Payroll	(11,500)
Total Net Capital at 12/31/13	86,438
Less Required Capital	50,000
Excess Net Capital	$ 36,438
Excess Net Capital at 1000%	$ 75,771
Ratio: Aggregate Indebtedness To Net Capital	1.23 to 1

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Shareholders of
US Brokerage, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements of US Brokerage, Inc. for the year ended December 31, 2013, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 26, 2014

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholders of US Brokerage, Inc.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2013, which were agreed to by US Brokerage, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating US Brokerage, Inc.'s compliance with the applicable instructions of Form SIPC-7. US Brokerage, Inc.'s management is responsible for US Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger) that were prepared by management noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger) that were prepared by management supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.
Independence, Ohio

February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048635 FINRA DEC
US DISCOUNT BROKERAGE INC 14*14
US BROKERAGE INC
17 E KOSSUTH ST
COLUMBUS OH 43206-2001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1657

B. Less payment made with SIPC-6 filed (exclude interest) (964)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 693

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 693

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 693 —

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Brokerage INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 14th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,190,814
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	426,822
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	101,217
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	528,039
2d. SIPC Net Operating Revenues	$ 662,775
2e. General Assessment @ .0025	$ 1,657 —

(to page 1, line 2.A.)